UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BLACK HAWK ACQUISITION CORPORATION

(Name of Issuer)

Class B Ordinary Share, par value $0.0001 per share

(Title of Class of Securities)

G1148A 101

(CUSIP Number)

Kent Louis Kaufman

4125 Blackhawk Plaza Circle, Suite 166

Danville, CA

Telephone: (917) 217-4482

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G1148A 101

1	Name of reporting person Black Hawk Management, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,725,000 (1)
	8	Shared voting power
	9	Sole dispositive voting power 1,725,000 (1)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 1,725,000 (1)
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 100%
14	Type of reporting person PN

(1)	Includes (i) 1,725,000 Class B ordinary shares of the Issuer, $0.0001 par value (“Founder Shares”) as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-276857) and (ii) 253,500 ordinary shares of the Issuer underlying units (each unit consisting of one Class A ordinary share and one right to receive one-fifth (1/5) of one Class A ordinary share upon the consummation of the Issuer’s initial business combination, acquired pursuant to a Subscription Agreement, as amended, by and between Black Hawk Management (the “Sponsor”) and the Issuer. Nord Investment Limited owns 65% of the Sponsor making it the majority holder of the Sponsor.

SCHEDULE 13D

CUSIP No. G1148A 101

This Schedule 13D is filed on behalf of Black Hawk Management, LLC, a limited liability company (the “Sponsor” or the “Reporting Person”).

Item 1.	Security and Issuer.

Securities acquired: Class B ordinary shares, $0.0001 par value (the “Class B Ordinary Shares”).

Issuer:	Black Hawk Acquisition Corporation
4125 Blackhawk Plaza Circle, Suite 166, Danville, CA 94506 (the “Issuer”)

Item 2.	Identity and Background.

(a) This statement is filed by the Reporting Person. The Reporting Person is the holder of record of approximately 100% of the Issuer’s outstanding Class B Ordinary Shares based on the number of Class B Ordinary Shares outstanding as of November 13, 2023.

(b) The principal business address of the Reporting Person is 4125 Blackhawk Plaza Circle, Suite 166, Danville, CA 94506.

(c) The Reporting Person is the Sponsor of the Issuer in connection with the Issuer’s initial public offering and potential business combination.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f) The Reporting Person is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

In connection with the organization of the Issuer, in October 16, 2023, pursuant to a Subscription Agreement, the Issuer issued an aggregate of 17,250,000 shares of common stock as founder shares, to the Sponsor for an aggregate purchase price of $25,000, or approximately $0.0145 per share. On November 13, 2023, the Issuer and the Sponsor entered into the First Amendment to the Subscription Agreement, pursuant to which the 17,250,000 shares of common stock converted to 1,725,000 Class B Ordinary Shares. On March 20, 2024, the Issuer and the Sponsor entered into the Second Amendment to the Subscription Agreement, pursuant to which the purchased amount of shares was adjusted to 1,983,750 Class B Ordinary Shares, $0.0126 par value per ordinary share (up to 258,750 Class B Ordinary Shares of which are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is not exercised in full or in part). On March 29, 2024, the Issuer cancelled 258,750 Class B Ordinary Shares as the underwriter did not exercise their over-allotment.

SCHEDULE 13D

CUSIP No. G1148A 101

Simultaneously with the consummation of the Issuer’s initial public offering, the Sponsor purchased 235,500 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one Class A ordinary share and one right to receive one-fifth (1/5) of one Class A ordinary share upon the consummation of the Issuer’s initial business combination (as described more fully in the Issuer’s Final Prospectus dated March 22, 2024).

The Class B Ordinary Shares owned by the Reporting Person have been acquired for investment purposes. The Reporting Person may make further acquisitions of the Class B Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Class B Ordinary Shares held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors, subject to certain lock-up restrictions.

Except for the foregoing, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Person, the Reporting Person has agreed (A) to vote their shares in favor of any proposed business combination; (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) (i) a proposed initial business combination or (ii) an amendment to certain provisions of the Issuer’s amended and restated memorandum and articles of association; and (C) not to redeem any Founder Shares or the Ordinary Shares comprising the Private Placement Units in connection with the liquidation of the Trust Account (as defined below) if the Issuer fails to complete an initial business combination within 15 months (or up to 18 or 21 months if extended) from the completion of its initial public offering. The Reporting Person may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of Class B Ordinary Shares beneficially or directly owned by the Reporting Person is based upon a total of 1,725,000 Class B ordinary shares and outstanding as of March 29, 2024. The Reporting Person beneficially owns 1,725,000 Class B Ordinary Shares, representing approximately 100% of the total issued and outstanding Class B ordinary shares.

(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The beneficial ownership of the Reporting Person is 1,725,000 Ordinary Shares, representing approximately 100% of total issued and outstanding Class B Ordinary Shares.

(c) The Reporting Person has not effected any transactions of the Issuer’s Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) N/A

(e) N/A

SCHEDULE 13D

CUSIP No. G1148A 101

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Securities Subscription Agreement between the Issuer and Sponsor

On October 16, 2023, the Issuer and the Sponsor entered into a Securities Subscription Agreement, pursuant to which our Sponsor purchased 17,250,000 shares of common stock, $0.0001 per share, for an aggregate purchase price of $25,000, or approximately $0.0145 per ordinary share (or $0.0167 in the case of the forfeiture of 225,000 shares if the over-allotment option is not exercised). On November 13, 2023, the Issuer and the Sponsor entered into the First Amendment to the Subscription Agreement, pursuant to which the 17,250,000 shares of common stock converted to 1,725,000 Class B Ordinary Shares. On March 20, 2024, the Issuer and the Sponsor entered into the Second Amendment to the Subscription Agreement, pursuant to which the purchased amount of shares was adjusted to 1,983,750 Class B Ordinary Shares, $0.0126 par value per ordinary share (up to 258,750 Class B Ordinary Shares of which are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is not exercised in full or in part). On March 29, 2024, the Issuer cancelled 258,750 Class B Ordinary Shares as the underwriter did not exercise their over-allotment.

The description of the Second Amendment to the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Issuers Form 8-K, filed by the Issuer with the SEC on March 26, 2024 (and is incorporated by reference herein as Exhibit 10.5).

Private Placement

Simultaneously with the consummation of the Issuer’s initial public offering, the Sponsor purchased 235,500 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit. Each Placement Unit consists of one Class A ordinary share and one right to receive one-fifth (1/5) of one Class A ordinary share upon the consummation of the Issuer’s initial business combination (as described more fully in the Issuer’s Final Prospectus dated March 22, 2024).

Insider Letter

On March 20, 2024, in connection with the IPO, the Issuer and the Sponsor entered into a letter agreement (the “Letter Agreement”). Pursuant to the Letter Agreement, the Sponsor agreed (A) to vote its Founder Shares, any Ordinary Shares underlying the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Memorandum and Articles of Association that would modify the substance or timing of the Issuer’s obligation to redeem the public shares if the Issuer has not consummated a business combination within 15 months (or up to 18 or 21 months if extended) from the completion of the initial public offering or any other provision relating to shareholders’ rights or pre-initial business combination activity, (C) not to redeem any Founder Shares and any shares underlying the Placement Units into the right to receive cash from the Trust Account of the Issuer (as defined in the Insider Letter) in connection with a shareholder vote to approve the Issuer’s proposed business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Memorandum and Articles of Association relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and any Ordinary Shares underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that in the event of the liquidation of the Trust Account, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on March 26, 2024 (and is incorporated by reference herein as Exhibit 10.1).

SCHEDULE 13D

CUSIP No. G1148A 101

Registration Rights Agreement

On March 20, 2024, in connection with the Issuer’s initial public offering, the Issuer and the Sponsor entered into a registration rights agreement, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on March 26, 2024 (and is incorporated by reference herein as Exhibit 10.3).

SCHEDULE 13D

CUSIP No. G1148A 101

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1	Letter Agreement, dated as of March 20, 2024, by and between the Issuer, the Sponsor, and the Issuer’s officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 26, 2024).
Exhibit 2	Registration Rights Agreement, dated as of March 20, 2024, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 26, 2024).
Exhibit 3	Subscription Agreement, as amended by and between the Issuer and Black Hawk Management, LLC (incorporated by reference to Exhibit 10.5 to the Current Report on Form8-K filed by the Issuer with the SEC on March 26, 2024)

SCHEDULE 13D

CUSIP No. G1148A 101

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2024

Black Hawk Management, LLC

By:	/s/ Kent Louis Kaufman
Name:	Kent Louis Kaufman
Title:	Managing Member